Exhibit 99.1

TOP SHIPS ANNOUNCES REVERSE STOCK SPLIT

ATHENS, GREECE – August 21, 2019 – TOP Ships Inc. (Nasdaq: TOPS), an international ship-owning company (the “Company”), announced today that it has determined to effect a 1-for-20 reverse stock split of the Company’s issued common shares. The Company's shareholders approved the reverse stock split and granted the Board the authority to determine the exact split ratio and when to proceed with the reverse stock split at the Company's Annual Meeting of Shareholders held on August 7, 2019.
The reverse stock split will take effect, and the Company's common stock will begin trading on a split-adjusted basis on the NASDAQ Capital Market, as of the opening of trading on Thursday, August 22, 2019 under the existing ticker symbol "TOPS". The new CUSIP number for the Company's common stock will be Y8897Y 164.
When the reverse stock split becomes effective, every 20 shares of the Company's issued and outstanding common stock will be automatically combined into one issued and outstanding share of common stock without any change in the par value per share or the total number of authorized shares. This will reduce the number of outstanding shares of the Company's common stock from approximately 31.7 million shares to approximately 1.6 million shares.
No fractional shares will be issued in connection with the reverse split of the issued and outstanding common stock. Shareholders shall be paid cash-in-lieu of a fractional shares that occur as a result of the reverse stock split. Shareholders will receive instructions from the Company's exchange agent, American Stock Transfer and Trust, as to how to exchange existing share certificates for new certificates representing the post-reverse split shares.
Additional information about the reverse stock split can be found in the Company's proxy statement furnished to the Securities and Exchange Commission on July 19, 2019, a copy of which is available at www.sec.gov.

About TOP Ships Inc.
TOP Ships Inc. is an international ship-owning company.
For more information about TOP Ships Inc., visit its website: www.topships.org.
Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.
The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
Contacts:

Alexandros Tsirikos
Chief Financial Officer
TOP Ships Inc.
Tel: +30 210 812 8107
Email: atsirikos@topships.org